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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 - 43243

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Richter, Larry Lee dba The Financial Advantage Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Lazy Bluff
(No. and Street)

San Antonio	Texas	78216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Richter 210-490-8877
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	**Flower Mound**	**Texas**	**75022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Larry L. Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Richter, Larry Lee dba The Financial Advantage Company**, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Registered Principal

Title

Caroline Trujillo

Notary Public

CAROLINE TRUJILLO
My Commission Expires
August 9, 2013

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

RICHTER, LARRY LEE
dba THE FINANCIAL ADVANTAGE COMPANY

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To: Richter, Larry Lee
dba: The Financial Advantage Company

We have audited the accompanying statement of financial condition of Richter, Larry Lee dba The Financial Advantage Company as of December 31, 2009, and the related statements of income, changes in proprietor's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the proprietor's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the proprietor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richter, Larry Lee dba The Financial Advantage Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 16, 2010

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

RICHTER, LARRY LEE
dba THE FINANCIAL ADVANTAGE COMPANY
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$ 43,255
Commissions receivable	424
Investment - variable annuity	9,975
Property and equipment, net	5,907
TOTAL ASSETS	$ 59,561

LIABILITIES AND PROPRIETOR'S CAPITAL

Liabilities	
Accounts payable	$ 155
Accrued expenses	4,480
TOTAL LIABILITIES	4,635
Proprietor's Capital	54,926
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$ 59,561

See notes to financial statements.

RICHTER, LARRY LEE
dba THE FINANCIAL ADVANTAGE COMPANY
Statement of Income
Year Ended December 31, 2009

Revenue	
Securities commissions	$ 21,478
Insurance commissions	69,252
Other revenue	262
TOTAL REVENUE	90,992
Expenses	
Compensation and related costs	30,705
Communications	11,133
Occupancy and equipment costs	992
Promotion	4,873
Regulatory fees and expenses	690
Other expenses	9,010
TOTAL EXPENSES	57,403
NET INCOME	$ 33,589

See notes to financial statements.

RICHTER, LARRY LEE
dba THE FINANCIAL ADVANTAGE COMPANY
Statement of Changes in Proprietor's Capital
Year Ended December 31, 2009

Proprietor's capital, December 31, 2008	$	30,858
Withdrawals by proprietor		(9,521)
Net income		33,589
Proprietor's capital, December 31, 2009	$	54,926

See notes to financial statements.

RICHTER, LARRY LEE
dba THE FINANCIAL ADVANTAGE COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 33,589
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	2,992
Changes in assets and liabilities	
Increase in commissions receivable	(424)
Decrease in supplies inventory	300
Decrease in accounts payable	(438)
Net cash provided by operating activities	36,019
Cash flows from investing activities:	
Increase in investment - variable annuity	(262)
Cash flows from financing activities:	
Withdrawals by proprietor	(9,521)
Net increase in cash	26,236
Cash at beginning of year	17,019
Cash at end of year	$ 43,255

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for	
Income taxes	$ -
Interest	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Richter, Larry Lee dba The Financial Advantage Company, a proprietorship, (Proprietorship) is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The accompanying financial statements have been prepared solely from the accounts of the Proprietorship, and the owner represents that they do not include his personal accounts or those of any other operation in which he is engaged. The Proprietorship's customers are primarily individuals located throughout the state of Texas.

The Proprietorship operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Proprietorship does not hold customer funds or securities, but will limit its securities business to the distribution of mutual funds. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash, accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Investment – variable annuity is held for investment purposes and is recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Investment – Variable Annuity

Investment – variable annuity is held for investment purposes and is recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of five to thirty-nine years

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer and upon subsequent renewals.

Advertising Costs

The Proprietorship expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

The Proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements. The proprietor customarily makes estimated tax payments toward his personal income tax liability from his personal bank accounts.

Note 2 - Net Capital Requirements

The Proprietorship is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Proprietorship had net capital and net capital requirements of $47,174 and $5,000, respectively. The Proprietorship's net capital ratio was 0.10 to 1.

Note 3 - Fair Value / Investment – Variable Annuity

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Proprietorship has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Proprietorship's own data.)

In accordance with FASB ASC 820, the following table summarizes the valuation of the Proprietorship's investments by the fair value hierarchy levels as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Investment – variable annuity	$ -	$ -	$ 9,975	$ 9,975

Cost and fair value of investments – variable annuity at December 31, 2009, are as follows:

Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
$ 8,092	$ 1,883	$ -	$ 9,975

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 4,107
Office equipment	13,828
Office improvements	4,184
	22,119
Accumulated depreciation	(16,212)
	$ 5,907

Depreciation expense for the year was $2,992.

Note 5 - Related Party Transactions/Concentration of Revenue

The proprietor generated substantially all of the Proprietorship's revenue for the year ended December 31, 2009.

The proprietor provides office space for the Proprietorship at no cost to the Proprietorship.

Note 6 - Contingencies

An administrative proceeding was initiated by the Commissioner of Securities of the State of Georgia (Georgia) that resulted in a civil penalty of $4,480 that was imposed against Larry Richter. Mr. Richter, having reviewed this action with his legal counsel, believes the civil penalty and related judgment are unenforceable. To date, Georgia has not attempted to enforce the penalty or judgment. In the event that the civil penalty is upheld and enforced, the maximum liability is estimated to be $4,480, which is included in accrued expenses in the accompanying statement of financial condition.

There are currently no asserted claims or legal proceedings against the Proprietorship, however, the nature of the Proprietorship's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Proprietorship could have an adverse impact on the financial condition, results of operations, or cash flows of the Proprietorship.

Note 7 - Subsequent Events

The Proprietorship has evaluated subsequent events through February 16, 2010, the date which the financial statements were available to be issued.

Schedule I

RICHTER, LARRY LEE
dba THE FINANCIAL ADVANTAGE COMPANY
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2009

Total proprietor's capital qualified for net capital	$ 54,926
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	349
Property and equipment, net	5,907
Total deductions and/or charges	6,256
Net capital before haircuts	48,670
Haircuts on securities:	
Investments	1,496
Net Capital	$ 47,174
Aggregate indebtedness	
Accounts payable	$ 155
Accrued expenses	4,480
Total aggregate indebtedness	$ 4,635
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 42,174
Ratio of aggregate indebtedness to net capital	0.10 to 1

See accompanying independent auditor's report.

Schedule II

RICHTER, LARRY LEE
dba THE FINANCIAL ADVANTAGE COMPANY
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2009

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2009 (unaudited)	$	47,174
Audit adjustments:		
Write off of supplies inventory and publications		(2,300)
Decrease in non-allowable assets		2,300
Net capital as computed on Schedule I	$	47,174

See accompanying independent auditor's report.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To: Richter, Larry Lee
dba: The Financial Advantage Company

In planning and performing our audit of the financial statements of Richter, Larry Lee dba The Financial Advantage Company (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln. Flower Mound, TX 75022-5446 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 16, 2010